Filed by Goldcorp Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Subject Company: Wheaton River Minerals Ltd.
Commission File No. 333-121725
Date: January 26, 2005

          The following slide has been added to the Powerpoint slide presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005. The presentation was filed as Exhibit (a)(4)(H) to Amendment No. 3 to the Schedule TO filed by Goldcorp Inc. and Goldcorp Acquisition ULC on January 25, 2005 and as Exhibit 4.45 to Amendment No. 2 to Goldcorp Inc.’s registration statement on Form F-10 filed on January 25, 2005.

This document is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp’s offer. Glamis Gold Ltd. has filed a take over bid circular with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Goldcorp. Glamis has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Goldcorp: (1) a registration statement and prospectus and (2) tender offer statement. Goldcorp has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Glamis’ offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Goldcorp investors and shareholders are strongly advised to read the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular (which is included as an exhibit to Goldcorp’s tender offer statement) and the Goldcorp solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain a free copies the documents described above at www.sedar.com or from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular, (4) the Goldcorp registration statement and prospectus, (5) the Goldcorp tender offer statement, (6) the Goldcorp directors’ circular, (7) the Wheaton River directors’ circular and (8) certain other documents.

For further information, please contact:

Goldcorp Inc.:

Ian Ball
Investor Relations
Goldcorp Inc.
145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
Telephone: (416) 865-0326
Fax: (416) 361-5741
e-mail: info@goldcorp.com
website: www.goldcorp.com